





Vansanity

Main Street | Infrastructure | Minority Owned | Healthcare | Sharing Economy

Cloud Med Spas - Aesthetic practitioners rent medical workspace on demand

VANSANITY.COM BOSTON MASSACHUSETTS

VANSANITY

If you ask a doctor or nurse why they got into medicine, you'll hear one of these reasons: helping people, healing, independence or income. You don't hear: real estate, facilities, machine leasing, or HR. We wanted to build a company that removes these hassles, giving practitioners high income and flexibility

Ignacio Fanlo Founder @ Vansanity

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Why you may want to support us...

1. Management team. Founder was C-level exec and on IPO of Shopping.com with Goldman Sachs and subsequent sale to eBay for ~$675 million.
2. Large (~$12 billion) and fast growing market segment (>10% CAGR).
3. Ideal characteristics for "cloud" business; meaning rentable, scalable and on-demand med spa facility for practitioners.
4. Similar aesthetic markets, like hair care (~$45 billion) is almost 20% booth rental.
5. Patient/Practitioner relationship is ideal for rental. The practitioner owns the patient relationship.
6. Lead investor, Dr. Mike Tantillo: plastic surgeon, MD/MBA and a multiple location spa owner; every perspective to evaluate this opportunity

Why people love us

"I first met Iggy and Danny on site at Vansanity, at the end of a long workday. A mutual professional connection asked if I would meet with Iggy and Danny; out of respect to him, I agreed to the meeting. I listened to this new idea, this innovative business model, this disruption of the medical aesthetic workspace; and immediately knew this idea has legs. Empowering practitioners to focus on patients and patient acquisition by removing the expense of lease, buildout, and capital equipment is going to change the aesthetic medicine marketplace because it addresses so many barriers to entry and pain points. On the spot I committed my time to be medical director and invested as much as they would allow me."

Michael B. Tantillo, MD, MBA
Private practice plastic surgeon and a co-owner of two medical spas

Our Team

AND OUR MAJOR ACCOMPLISHMENTS



Ignacio Fanlo
Founder
First 12 years of career as Managing Director at JP Morgan & Morgan Stanley. 15+ years in tech startups. President; CRO at Shopping.com IPO & sale to eBay (~$675M). Studied Engineering at Princeton University.




Danny DeMarco
Co-Founder and Head of BD
Top 3 salesperson for Sciton 3 years running




Blake Moser
Co-Founder and Head of Marketing
12+ years as founder and owner of medicalrecruting.com; a top online national medical recruiting firm




Ciro Moura
Boston Site Manager
Brazilian immigrant that started his own household cleaning service from scratch and owner and operated it for 15+ years




John E. Hoopman
Laser Safety Officer
Assistant Professor Plastic Surgery and LAser Safety Officer for American Society of Plastic Surgeons




Rachel Charter
Advisor
8+ years as top skinceuticals sales representative; latest at Startup Skin Better Science made chairman's club as Top 3 sales person




Michael Tantillo
Medical Director, MD, MBA
Versatility and continuous learner; got his MD, plastic surgeon, then med spa owner and then got MBA at 50 yrs old


Some of our investors

WE'VE RAISED $1,250,000 FROM 6+ INVESTORS SINCE OUR FOUNDING



Ignacio Fanlo
Founder of Vansanity




Michael Tantillo
Michael B. Tantillo, MD, MBA; a private practice plastic surgeon and a co-owner of two medical spas




John E. Hoopman
Chief Laser Safety Officer UT Southwest, Laser Safety Officer for American Society of Plastic Surgeons


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In the news


data=!4m2!3m1!1s0x89e37a1d30435dcd:0x941dfe888ced911a
Find local businesses, view maps and get driving directions in Google Maps.
January 27, 2020 @ g.page

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Downloads

- VANSANITY EXECUTIVE SUMMARY.pdf
- VansanityBoston-7287.jpg
- VansanityBoston-7312.jpg
- VansanityBoston-7321.jpg
- VansanityBoston-7337.jpg
- VansanityBoston-7446.jpg
- VANSANITY investor-crowd funding v1.pdf

The Story of Vansanity

It begins in 2017, while my family (Iggy/founder) was still in the Bay Area (Mill Valley). At first, I was alone looking at this problem.

One of our closest family friends is an orthopedic surgeon in the Bay Area. Over many conversations and cocktails, he explained the travails of both starting and developing a medical practice. He tried it alone, with a small group and with a sponsoring hospital, and even some combinations of those. It worked partially but never really brought him the income and flexibility and control he had sought alongside the joy he experienced while practicing medicine.

I "knew" that if I could find the right vertical and the right model, we might be able to change things.

First, narrow down the problem...

Medical vertical must-haves: Consumer pay (insurance reimbursement was too big a problem to tackle); critical mass, high growth rate, high margins (our opportunity). Result: non-invasive and minimally invasive medical aesthetics.

This is a large and fast-growing market.

Demand is large and growing quickly. The US total addressable market (TAM) stands at $7 billion while the global TAM stands at $12.5 billion with CAGR at 11.5%. The supply of practitioners is growing as well.



Global non-invasive medical aesthetic treatment systems market in 2014, 2016, and 2021 (in million U.S. dollars)
17 500
15 000
12 500
10 000
7 500
5 000
2 500
0
Market size in million U.S. dollars
6 932
8 437
13 992
2014
2016
2021*
Sources
Medical Insight; El.En.
© Statista 2019
Additional Information:
Worldwide; Medical Insight; as of January 2019

Next, find the right model/solution.

We considered a subscription model and ran it by various industry and financial professionals. The response was intriguing (and perhaps polite), but not the surprise and delight you want to hear with a really good idea. Subscriptions sounded interesting, but they told me to consider facilities sharing. In fact, one of the people I asked about the concept was the new buyer of my home. The husband was part of the founding

about the concept was the new buyer of my home. The husband was part of the founding team of WeWork and the wife was a 10+ year veteran as a dermatology assistant. The wife told me that at her previous practice (NYC) of 2 owner/MDs and ~18-20 employee/MDs, ~90%(all but 2) of the employee/MDs had directly asked her if her husband (and/or WeWork) would consider a WeWork for medical aesthetics. That led us on the path to Vansanity, which expanded well beyond facilities to the "Cloud Med Spa" model we have today.

MOVED TO BOSTON AREA FOR FAMILY REASONS! Fortunately, it's a national problem and solution.

Validate the problem and solution.

I sought out more industry experts and professionals that were living this every day. I wanted to not only hear/see/feel that the problem was real and the solution viable, but I also wanted to see if these same folks would devote substantial time AND money (as investors) to this solution.

WOW! The response was amazing.

All my team joined up either part-time or full-time and anyone who was accredited (legal) invested $15-200k. Danny, Blake, John, Mike, and Rachel all joined and we had the beginnings of a team and a full Seed financing. Ciro wasn't an industry expert, but the perfect client-facing business partner.



Right team

VANSANITY'S team experience includes

- Startup to IPO success
- Medical recruitment
- Shared office space management
- Medical device sales
- Plastic surgery practice success
- Med Spa ownership success
- Laser safety expertise

Now we needed space, architects, contractors, lawyers, bank accounts, lasers, chairs …. fortunately, we had just about every challenge covered in terms of real-life experience between one or a combination of us.

From July 2018 through March 2019, with help of an advisor and my long-time friend (Emily Ou and Greg Hylton, Cushman Wakefield partner) we visited dozens of potential properties, interviewed architects and contractors, negotiated leases and terms and finally signed in late March.

Construction begins!





Construction went smoothly (thanks Rob, Eric, and teams). By the end of September 2019, we had finished construction and had our certificate of occupancy.

The finished product:











Opening the doors!

October 2019 we took our first customers/members, bookings and revenue. The roller-coaster begins!

Traction









$5,000
$2,500
$0
Q4 2019
Q1 2020

Investor Q&A

– COLLAPSE ALL

What does your company do?

We rent space and machines to med spa professionals on an hourly basis so they have little or no fixed costs or overhead. We remove fixed investment and location risk from their business.

Where will your company be in 5 years?

We hope to be in 25+ locations and > 250,000 sq ft in large affluent metros throughout US/abroad; generating $400-500/sq. ft. in EBITDA on a unit economics basis.

Why did you choose this idea?

If you ask a doctor or nurse why they got into medicine, you'll hear one of these reasons: helping people, healing, independence or income. You don't hear: real estate, facilities, machine leasing, or HR. We wanted to build a company that removes these hassles, giving practitioners high income and flexibility

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago?

1. COVID-19. The status quo is over. Practitioners will not want overhead or fixed costs. Cloud is the solution
2.Medical aesthetics is mainstream.
In 2005, Botox was ~$600 MM industry, lasers were for hair removal and CoolSculpting didn't exist. Non-invasive medical aesthetics industry is ~$12 Billion, 10%+ CAGR
3. Aesthetics is transitioning from invasive to non-invasive treatments
4. Entrepreneurs, business pros and consumers are increasingly comfortable with renting/sharing pooled resources (AWS, Uber, AirBnB, etc)
5. Other "aesthetics-related industries" (e.g. hair care, dialysis centers, etc.) have paved the way for rental/shared model. Now that medical aesthetics has reached critical mass, the rental model is inevitable

How far along are you? What's your biggest obstacle?

1. We've recently opened our first location in Boston.
2. We've had great reception from those that have toured; as of February, 100% retention from practitioners that have booked
3. Existing practitioners referring new ones
4. Practitioner growth, bookings and revenue are gaining traction and growing quickly

Obstacle: (Time from sign-up to bookings scale).

The practitioner practice/location transition cycle is slower than we anticipated

Practitioners with existing customer base: transitioning them to new location

New practitioners without existing customer base: building up their customer flow

Who competes with you? What do you understand that they don't?

We believe our biggest competition today is the status quo; the conventional practitioner paths of (a) employee at 3rd party med spa, (b) building their own med spa or (c) renting low-end space. Perhaps one silver lining of the current COVID tragedy is that our practitioner customers will be actively re-evaluating their business and looking to reduce risk. This should shine a bright light on Vencenity value proposition

risk. This should shine a bright light on Vansanity value proposition.

Direct competition will be right around the corner...

Like hair care, the key relationship is between consumer and the practitioner. In the the hair care industry ~20% is booth rentals. Medical aesthetics will follow.

We believe a rental/space equipment sharing model is inevitable

How will you make money? ˅

Rental of space and equipment. Spreading fixed costs to many, not unlike AWS for compute and storage.

2020 Total Addressable Market in US for non-invasive aesthetics: ~$7 billion (See slide deck). The practitioner captures ~80% of gross revenue and pays primarily for prescription product costs and customer acquisition. Vansanity captures the remaining ~20% of gross revenue and pays for equipment, facilities and all other infrastructure and non-prescription supplies.

On a unit location basis, we believe our breakeven utilization is ~8-10%. Typically med spa, dermatology practices, surgery centers, and similar industries reach 40-50% utilization.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed? ˅

Initially, even with low burn rate, sufficient capital (~12-18 months) to achieve 8-10% utilization (breakeven)

If we fail, we either didn't raise sufficient capital or we couldn't compete effectively with a heavily funded competitor after we established PMF.

We have "green shoots' of PMF, but we need to prove definitively to 3rd party investors; raise capital, hire, maintain culture, as well as execute better/faster than eventual competition.

What other things are you planning on to create stickiness ˅

Longer-term. Differentiation: We believe establishing key relationships and partnerships with various connected industries that support medical aesthetics either nationally or locally is key. Our goal is to simplify, demystify and introduce malpractice insurance and EMR software options, build a network of, and facilitate medical director introductions to nurses, vet and recommend marketing partners and channels for practitioners, work with local training schools, simplify and educate practitioners on patient financing options, etc. We believe that this can create a "market network" for Vansanity and our practitioners.

In addition, we will provide loyalty points, discounts and bonuses to practitioners based on usage for longer term lock-in

Can you give us an Executive Summary ˅

VANSANITY EXECUTIVE SUMMARY

Vansanity is an aesthetic medicine practice platform that reduces practitioner barriers to entry and optimizes practitioner capital and time efficiency.

Market Size and Problem We Solve

Aesthetic medicine, non-surgical cosmetic procedures, is a $7B/year business in the US and enjoys a CAGR of 11.5%. More, as well as more efficient, providers will follow this market demand. Providers new to the aesthetic medicine market face significant upfront capital outlays to lease and build out workspace and to purchase equipment. Furthermore, navigating the myriad of underlying professional and practice support necessities; such as education, compliance, and marketing; is often daunting, costly, and time consuming for the practitioner. Established practitioners can find themselves in practice models that are outdated, inflexible, and inefficient thus constraining their ability to provide the most up to date technology, control their work-life balance, and optimize their profit margin.

Our Solution

Vansanity's core business is to provide workspace and capital equipment to aesthetic medicine providers: nurses, nurse practitioners, and physicians. With no upfront financial outlay or term commitment, our members rent workspace and capital equipment by the hour. We think of Vansanity as a cloud med-spa because we provide the hard assets of workspace and capital equipment in a manner that is rentable, scalable, and available on demand.

We lease space in sought after locations, design our space to high aesthetic standards, and outfit our workspace with high quality equipment. Our workspace would be relatively expensive for an individual practitioner or small group practice to replicate. We purchase up to date capital equipment that we leverage over multiple providers which allows us to depreciate the equipment rapidly thus ensuring we do not tie up capital in outdated technology. Our personnel requirements to operate the space are minimal which mitigates cost and human resource outlay. We project EBITDA margins of 60%.

Vansanity is also a platform for practice support. We host a neighborhood of services necessary to practice aesthetic medicine. We provide access to medical directorships and electronic medical record keeping, continuing education, compliance, marketing support, patient financing, and skin care products. Vansanity is a business in a box to the aesthetic practitioner.

We seek to integrate Vansanity into our provider's practices with significant value add. Our medical director network facilitates the physician oversight necessary for non-physician providers. Our sponsored scheduling and electronic medical record software allow providers to manage their practice; furthermore, the non-physician providers can communicate directly through the EMR with their medical directors enhancing communication and compliance.

Building Longer-Term Defensibility

While Vansanity's current business model is to leverage capital expense over a large number of providers, as we grow, we expect to develop and host a full practitioner portal, including the full suite of our neighborhood of services described above. By embedding our services within our practitioner's practice, we should create a level of practitioner lock-in and will be able to capture key industry data on procedures, products and trends, using that data for our own locations as well as valuable market data and insights for practitioners, partners and vendors. In addition, with higher patient and provider usage of Vansanity services, we will generate brand awareness, ultimately becoming a source of patient demand, and thereby closing the marketplace loop, generating strong network effects for our business.

Competition

Our current competitors are the current marketplace offerings available to a practitioner: solo or small group medical spa practices, corporate medical spas, and physician practices. However, since our model is being well received, we fully anticipate second movers will replicate our model.

Financials

Our financial modeling is based on the 40% use rate that is the asymptote in traditional medical procedure and surgical workspaces. However, because we are leveraging our capital across many, theoretically an unlimited number of, practitioners; we predict that our steady state use will be greater than 40%. At 40% utilization, we model an EBITDA of $450/sq ft/year; $2.25M EBITDA for a typical 5000 sq ft location. Once proof of concept and portability have been established, our model is to establish Vansanity in every major US metro, with larger metros accommodating more than one location. We foresee our growth being limited by our ability to maintain our corporate culture, to recruit quality personnel quickly, and to raise capital for expansion.